RIO CAN

REAL ESTATE INVESTMENT TRUST

January 24, 2007

[redacted]

07020588

Delivered By Courier

SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

Re: **RioCan Real Estate Investment Trust ("RioCan")**
Exemption File Number 82-34916

Ladies and Gentlemen:

Attached hereto is information that RioCan has made public pursuant to the requirements of Ontario law. This information includes the following documents:

- News release
- Prospectus supplement
- Underwriting agreement

RioCan's exemption file number is 82-34916. If you have any questions or require any additional information regarding these matters, please contact Robert Wolf at 416-866-3198.

Regards,

Robert Wolf
Vice President and Chief Financial Officer

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

Attachments

The Exchange Tower, 130 King Street West
Suite 700, P.O. Box 378, Toronto, Ontario M5X 1E2
Main Tel (416) 866-3033 1-800-465-2733
Main Fax (416) 866-3020 Leasing Fax (416) 866-8056 Operation Fax (416) 866-8381

RioCan Real Estate Investment Trust

FOR IMMEDIATE RELEASE
NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER UNITED STATES WIRE SERVICES

RIOCAN REIT ANNOUNCES $151.5 MILLION
PUBLIC OFFERING OF TRUST UNITS

Toronto (Ontario), January 18, 2007 - RioCan Real Estate Investment Trust ("RioCan") (TSX:REI.UN) announced today that it has reached an agreement with a syndicate of underwriters led by RBC Capital Markets to issue to the public, subject to regulatory approval, 6,000,000 trust units (the "Units") for $25.25 per Unit for gross proceeds of approximately $151.5 million. RioCan has granted the underwriters an option, exercisable up to 48 hours prior to closing of the offering, to purchase a further 600,000 units at the issue price which, if fully exercised, would result in additional gross proceeds of approximately $15.15 million. RioCan will use the proceeds from this offering for ongoing acquisitions, including partially funding the cash consideration of the purchase of the Yonge Eglinton Centre, ongoing development programs and for general trust purposes.

RioCan has entered into a firm agreement to acquire the Yonge Eglinton Centre, a leading 1,012,500 square foot mixed-use complex that is located at the northwest corner of Yonge Street and Eglinton Avenue, an important intersection and crossroad in midtown Toronto. The property is comprised of two office towers, four levels of retail and an underground parking structure. The office area comprises approximately 748,000 square feet. The retail area comprises approximately 264,500 square feet and features a number of national retailers including Dominion, Famous Players, Indigo Books, Toys "R" Us, LCBO, Pharma Plus and HMV. RioCan will manage both the retail and office components. The completion of this purchase is scheduled for January 31, 2007.

The offering is being made under RioCan's base shelf prospectus dated May 19, 2006. The terms of the offering will be described in a prospectus supplement to be filed with Canadian securities regulators. The offering is expected to close on or about February 1, 2007.

The press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any jurisdiction. The Units being offered have not been and will not be registered under the U.S. Securities Act of 1933 and state securities laws. Accordingly, the Units may not be offered or sold to U.S. person except pursuant to applicable exemptions from registration.

About RioCan:
RioCan is Canada's largest real estate investment trust with a total market capitalization of approximately $7.9 billion. It owns and manages Canada's largest portfolio of shopping centres with ownership interests in a portfolio of 204 retail properties, including 8 under development, containing an aggregate of over 50.9 million square feet. For further information, please refer to RioCan's website at www.riocan.com.

FOR FURTHER INFORMATION CONTACT:
RioCan Real Estate Investment Trust
Edward Sonshine, Q.C.
President & CEO
(416) 866-3018
Website: www.riocan.com

This prospectus supplement, together with the short form base shelf prospectus dated May 19, 2006 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered hereby have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, subject to certain exceptions, may not be offered or sold in the United States or to U.S. persons.

***Information has been incorporated by reference in this prospectus supplement and into the short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada.** Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice-President and Chief Financial Officer of RioCan Real Estate Investment Trust at The Exchange Tower, 130 King Street West, Suite 700, Toronto, Ontario M5X 1E2 (Telephone (416) 866-3033), and are also available electronically at www.sedar.com. For the purposes of the Province of Quebec, this prospectus supplement and the short form base shelf prospectus contain information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Vice-President and Chief Financial Officer of the issuer at the above mentioned address and telephone number and is also available electronically at www.sedar.com*

PROSPECTUS SUPPLEMENT
To Short Form Base Shelf Prospectus Dated May 19, 2006

New Issue January 22, 2007

RIOCAN REAL ESTATE INVESTMENT TRUST
(a trust created under the laws of Ontario)

$151,500,000

6,000,000 Units

This prospectus supplement qualifies the distribution (the "**Offering**") of 6,000,000 units ("**Units**") of RioCan Real Estate Investment Trust ("**RioCan**" or the "**REIT**") at a price of $25.25 per Unit (the "**Offering Price**") pursuant to an underwriting agreement dated January 22, 2007 (the "**Underwriting Agreement**") between RioCan and RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc., Genuity Capital Markets, Canaccord Capital Corporation, and Desjardins Securities Inc. (collectively, the "**Underwriters**"). The Offering Price was determined by negotiation between RioCan and the Underwriters. The outstanding units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "REI.UN". The TSX has conditionally approved the listing of the Units to be distributed under this prospectus supplement. Listing is subject to RioCan fulfilling all the requirements of the TSX on or before January 29, 2007. The closing price of the Units on the TSX on January 17, 2006, the last trading day prior to the announcement of the Offering, was $25.75. RioCan is an unincorporated "closed-end" trust constituted in accordance with the laws of the Province of Ontario pursuant to a declaration of trust that was most recently amended and restated as of May 11, 2005 (the "**Declaration of Trust**").

Price: $25.25 per Unit

	Price to the Public (1)	Underwriters' Fee (2)	Net Proceeds (3)
Per Unit	**$25.25**	**$1.01**	**$24.24**
Total Offering(4)	**$151,500,000**	**$6,060,000**	**$145,440,000**

(1) The Offering Price of the Units was determined by negotiation among RioCan and the Underwriters.

(2) In consideration of the services rendered by the Underwriters in connection with the Offering, RioCan has agreed to pay the Underwriters an aggregate fee of $6,060,000, representing 4% of the gross proceeds from the Offering. See "Plan of Distribution".

(3) Before deducting the expenses of the Offering, estimated at approximately $150,000 that, together with the Underwriters' Fee, will be paid from the proceeds of the Offering.

(4) RioCan has granted the Underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part up to 48 hours prior to closing, to purchase up to an aggregate of 600,000 additional Units at the initial offering price. If the Over-Allotment Option is exercised in full, the total Price to the Public, the Underwriters Fee and the Net Proceeds to RioCan will be $166,650,000, $6,666,000 and $159,984,000, respectively. This prospectus supplement qualifies the distribution of the Over-Allotment Option and the Units issuable upon the exercise of the Over-Allotment Option. Please see "Plan of Distribution".

Underwriters' Position	Maximum Number of Securities Held	Exercise Period	Exercise Price
Over-Allotment Option	600,000 Units	Up to 48 hours before the Closing Date	$25.25 per Unit
Total securities under option	600,000 Units	See above	$25.25 per Unit

The Underwriters, as principal, conditionally offer the Units, subject to the prior sale, if, as and when issued, sold and delivered by RioCan and accepted by the Underwriters in accordance with the conditions of the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP.

Subscriptions for the Units will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of this Offering will take place on or about February 1, 2007, or such other date as RioCan and the Underwriters may agree, but in no event later than February 8, 2007 (the "**Closing Date**") and it is expected that definitive certificates evidencing the Units will be available for delivery on or about the Closing Date.

Certain of the Underwriters are subsidiaries of Canadian chartered banks (the "Banks"). The Banks are lenders to RioCan. Consequently, RioCan may be considered to be a connected issuer of such Underwriters under applicable Canadian securities legislation. See "Plan of Distribution".

RioCan is not a trust company and, accordingly, is not registered under the *Trust and Loan Companies Act* (Canada) or the trust company legislation of any province as it does not carry on, nor does it intend to carry on, the business of a trust company.

Investing in the Units involves risks. See "Risk Factors". Prospective investors should also be aware that the acquisition of Units may have tax consequences in Canada. For a summary of certain income tax considerations for certain holders of Units, see "Certain Income Tax Considerations".

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions that stabilize or maintain the market price of the Units at levels other than those that might otherwise prevail on the open market in accordance with applicable stabilization rules. See "Plan of Distribution".

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying short form base shelf prospectus (the "Prospectus") only for the purpose of the distribution of Units pursuant to the Offering.

The following documents of RioCan, which have been filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference into the accompanying Prospectus as supplemented by this prospectus supplement:

(a) RioCan's renewal annual information form dated March 27, 2006 (the "**AIF**");

(b) the audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2005 and 2004 together with the auditor's report thereon, including management's discussion and analysis relating thereto;

(c) the management information circular dated March 20, 2006 regarding RioCan's annual meeting of unitholders held on May 15, 2006;

(d) the unaudited comparative financial statements and the notes thereto for the nine month period ended September 30, 2006, including management's discussion and analysis relating thereto; and

(e) the material change reports of RioCan dated December 14, 2006 and January 10, 2007 regarding the memorandum of understanding relating to a United States joint venture.

Any documents of the type referred to above, and any material change reports (excluding confidential reports), annual and interim financial statements (including management's discussion and analysis filed in connection with such annual and interim financial statements), and information circulars or annual filings that are filed by RioCan with the various securities commissions or any similar authorities in the provinces of Canada after the date of this prospectus supplement and prior to the termination of the distribution under this prospectus supplement shall be deemed to be incorporated by reference into the Prospectus.

Any statement contained in the Prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference into the Prospectus for purposes of this distribution will be deemed to be modified or superseded, for purposes of the Prospectus, to the extent that a statement contained in this prospectus supplement or in any

other subsequently filed document that also is or is deemed to be incorporated by reference into the Prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus for purposes of this distribution.

Upon a new annual information form and the related annual financial statements being filed by RioCan with, and, where required, accepted by the applicable securities regulatory authorities during the currency of this prospectus supplement, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and annual filings or information circulars filed before the commencement of RioCan's fiscal year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into the accompanying Prospectus for purposes of future offers and sales of Units under this prospectus supplement.

RECENT DEVELOPMENTS

Pursuant to an agreement of purchase and sale made as of December 11, 2006 between Orto Estates Limited, YE Landhold Inc., Shipyec Inc., Echogreen Investments Limited (collectively, the "**Vendors**"), RioCan Acquisitions Inc. and RioCan, RioCan Yonge-Eglinton Limited Partnership (the "**Partnership**"), a Manitoba limited partnership of which an affiliate of RioCan is the sole general partner, will acquire the approximately 1,012,500 square foot mixed-use property located at the northwest corner of the intersection of Yonge Street and Eglinton Avenue West in Midtown Toronto, Ontario, more commonly known as the Yonge-Eglinton Centre (the "**Property**"). The aggregate purchase price for the acquisition of the Property of $223,000,000 will be satisfied by the assumption of certain indebtedness, a cash payment of Canadian funds and the issuance of Class A limited partnership units (the "**Class A LP Units**") of the Partnership. The Class A LP Units will be exchangeable, on a one-for-one basis, for units of RioCan on the terms and conditions set out in an exchange agreement to be entered into by RioCan and the holders of Class A LP Units on closing of the acquisition of the Property. The portion of the purchase price to be satisfied by the issuance of the Class A LP Units is expected to be approximately $21,000,000, and the number of Class A LP Units to be issued will be based upon the simple average of the closing prices of the units of RioCan on the TSX for the 10 trading days immediately preceding the date of issuance of the Class A LP Units.

Closing of the acquisition of the Property and related transactions is expected to occur on January 31, 2007.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, RioCan has agreed to sell and the Underwriters have severally agreed to purchase on February 1, 2007, or such other date as may be agreed upon, but in any event not later than February 8, 2007, an aggregate of 6,000,000 Units at a purchase price of $25.25 per Unit, for an aggregate gross consideration of $151,500,000, payable in cash to RioCan by the Underwriters against delivery of the Units on the Closing Date. The Underwriters will receive an aggregate fee of $6,060,000 (or 4% of the gross proceeds of the Offering).

RioCan has granted the Underwriters the Over-Allotment Option, exercisable until 48 hours prior to the Closing Date, to purchase up to an aggregate 600,000 additional Units at the initial offering price. If the Over-Allotment is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to RioCan, before deducting the expenses of the Offering, will be $166,650,000, $6,666,000 and $159,984,000, respectively. This prospectus supplement qualifies the distribution of the Over-Allotment Option and the Units issuable upon the exercise of the Over-Allotment Option.

The offered Units shall be identical in terms to all other units of RioCan.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the securities if any of the securities are purchased under the Underwriting Agreement.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Units. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Units. These exceptions include bids or purchases permitted under the bylaws and rules of the TSX relating to market stabilization and passive market making activities and bids or purchases made for and on behalf of a customer where the order was not solicited during the period of distribution. Under the first mentioned exception, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail in the open market. Those transactions, if commenced, may be interrupted or discontinued at any time.

The TSX has conditionally approved the listing of the Units to be distributed under this Prospectus Supplement. Listing will be subject to RioCan fulfilling all of the requirements of the TSX on or before January 29, 2007.

The Underwriting Agreement provides that RioCan will not issue or agree to issue (except in certain limited

circumstances) any equity securities or other securities convertible into equity securities, without the prior written consent of RBC Dominion Securities Inc., on behalf of the Underwriters, for a period of 90 days following the Closing Date, such consent not to be unreasonably withheld.

This Offering is being made in each of the Provinces of Canada. The Units offered hereunder have not been and will not be registered under the U.S. Securities Act or any state securities laws, and accordingly may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. The Underwriters have agreed that they will not offer or sell any Units within the United States, except in accordance with the Underwriting Agreement, which permits the Underwriters to offer and sell Units in certain transactions exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 144A thereunder, in compliance with applicable state securities laws. In addition, until 40 days after commencement of the distribution of the Units under this prospectus supplement, an offer or sale of Units within the United States by any dealer (whether or not participating in this Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption under the U.S. Securities Act.

Certain of the Underwriters including RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc. and TD Securities Inc., are wholly-owned subsidiaries of the Banks, which are lenders to RioCan. As of January 19, 2007, RioCan was indebted to the Banks in an aggregate amount of approximately $285,293,745, which debt is secured by specific properties. Consequently, RioCan may be considered a connected issuer of such Underwriters for the purposes of the securities regulations of certain Canadian provinces. As of the date of this prospectus supplement, RioCan is in compliance with the terms of its indebtedness. Since the date the indebtedness was incurred, the financial position of RioCan and the value of the collateral granted as security for the indebtedness have not materially changed. The Underwriters have advised that the decision to underwrite the Offering was made independently of the Banks and the Banks had no influence as to the determination of the terms of the distribution. The Underwriters will not receive any benefit in connection with this Offering other than the Underwriters' fee payable by RioCan.

USE OF PROCEEDS

The estimated net proceeds to RioCan from this Offering, after deducting the Underwriters' fee of $6,060,000 and the estimated expenses of this Offering of $150,000, but before giving effect to any exercise of the Over-Allotment Option, will be approximately $145,290,000. RioCan will use such net proceeds for its ongoing acquisition and development programs, including the acquisition of the Property currently anticipated to close on January 31, 2007, and for general trust purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the number of units outstanding and indebtedness of RioCan since September 30, 2006, the date of RioCan's financial statements for its most recently completed interim financial period filed with the securities regulatory authorities, other than 815,726 units issued pursuant to RioCan's distribution reinvestment plan, 5,799 units issued pursuant to RioCan's unit purchase plan, 305,865 units issued pursuant to RioCan's unit option plan and a net increase in secured indebtedness of approximately $56,973,000 which has been incurred in the ordinary course of business.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

On December 21, 2006, the Minister of Finance (Canada) ("**Minister of Finance**") released draft legislation (the "**Proposals**") relating to the federal income taxation of publicly-traded trusts (such as income trusts and real estate investment trusts) and partnerships. There can be no assurance that the Proposals will be enacted in the form proposed, if at all.

New Taxation Regime

The Proposals will apply to a publicly-traded trust that is a specified investment flow-through entity (a "**SIFT**") and its investors. Certain distributions attributable to a SIFT's "non-portfolio earnings" (generally, income (other than certain dividends) from, or capital gains realised on, "non-portfolio properties") will not be deductible in computing the

SIFT's income (the "non-deductible distributions amount"), and the SIFT will be subject to tax on such distributions at a rate that is substantially equivalent to the general tax rate applicable to Canadian corporations. Distributions paid by a SIFT as returns of capital will not be subject to this tax. The non-deductible distributions amount will also be taxed in the hands of the unitholder as though it were a taxable dividend from a taxable Canadian corporation, which dividend will be eligible for the proposed enhanced dividend gross-up and tax credit where paid to an individual resident in Canada.

Effective Dates for New Taxation Regime

The Proposals are contemplated to apply to trusts whose units or other securities were listed on a stock exchange or other public market before November 1, 2006 ("**Existing Trusts**") (other than Existing Trusts which qualify for the REIT Exception as described below) commencing with taxation years ending in or after 2011. However, at the time of the announcement of the Proposals, the Minister of Finance indicated that there will be circumstances where an Existing Trust may lose its transitional relief, including where the Existing Trust undergoes "undue expansion". On December 15, 2006, the Department of Finance released guidelines indicating how much an Existing Trust will be permitted to grow before losing its transitional relief. In very general terms, an Existing Trust will be permitted to grow by up to 40% from October 31, 2006 to the end of 2007. For each of 2008, 2009 and 2010, an Existing Trust will be permitted to grow by up to 20% per annum. Thus, an Existing Trust will be permitted to grow by up to 100% over the transition period.

In the case of RioCan, the offering of Units pursuant to this prospectus supplement will not exceed the 40% limit for the period November 1, 2006 to December 31, 2007.

REIT Exception

The new taxation regime will not apply to certain Existing Trusts that qualify as real estate investment trusts or "REITs" (the "**REIT Exception**"). To qualify for the REIT Exception in a particular taxation year,

a) the REIT must not, at any time in the taxation year, hold any "non-portfolio property" (other than "real or immoveable properties" situated in Canada),

b) not less than 95% of the REIT's incomes for the taxation year must be income from properties and taxable capital gains from the dispositions of "real or immovable properties",

c) not less than 75% of the REIT's income for the taxation year must be directly or indirectly attributable to real or immoveable properties situated in Canada, mortgages on, or taxable capital gains from the disposition of, "real or immovable properties" situated in Canada, and

d) the REIT must, throughout the taxation year, hold "real or immovable properties" situated in Canada, cash and debt or other obligations of governments in Canada with a total fair market value that is not less than 75% of the REIT's equity value.

The Proposals contemplate a rule to accommodate the situation where a REIT holds some or all of its Canadian real or immoveable properties through intermediate entities. For purposes of the REIT Exception, "real or immovable properties" does not include depreciable property, the capital cost allowance rate for which is greater than 5%.

RISK FACTORS

Prospective investors in a particular offering of the Units should carefully consider, in addition to the information contained in this prospectus supplement, the Prospectus and the information incorporated by reference therein, the risks described in RioCan's annual information form and management's discussion and analysis, which are incorporated by reference in the Prospectus as at the date hereof relating to the distribution of Units contemplated and referred to herein.

As noted above, the Proposals will apply to an Existing Trust (other than REITs that qualify for the REIT Exception) commencing with taxation years ending in or after 2011. Accordingly, unless the REIT Exception is applicable to RioCan, the Proposals could, commencing in 2011, impact the level of cash distributions which would

otherwise be made by RioCan and the taxation of such distributions to holders of Units. The Proposals do not fully accommodate the current business structures used by many Canadian REITs and contain a number of technical tests that many Canadian REITs, including RioCan, will likely find difficult to satisfy. The Minister's stated intention is to exempt REITs from taxation as SIFTs in recognition of "the unique history and role of collective real estate investment vehicles". Accordingly, it is possible that changes to these technical tests will be made prior to their enactment in order to accommodate some or all of the existing Canadian REITs, including RioCan. Alternatively, if the Proposals are not changed, then existing Canadian REITs, including RioCan, may need to restructure their affairs in order to limit the application of the Proposals.

As also noted above, the Minister of Finance has indicated that there will be circumstances where an Existing Trust which does not qualify for the REIT Exception may lose its transitional relief, including where the Existing Trust undergoes growth in excess of the limits noted above.

The likely effect of the Proposals on the market for REIT units, including units of RioCan, and on the ability of REITs, including RioCan, to finance future acquisitions through the issue of units or other securities, is unclear. It is possible that the Proposals will undergo significant changes before they are enacted, although no assurances can be given regarding the nature of any such changes. Accordingly, it is not currently possible to predict whether the Proposals as ultimately enacted will have an adverse effect on RioCan.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal offices in Toronto, Ontario.

LEGAL MATTERS

Certain legal matters relating to the distribution of the Units offered by this prospectus supplement, together with the Prospectus, will be passed upon at the Closing Date on behalf of RioCan by Goodmans LLP and on behalf of the Underwriters by Torys LLP. As of January 19, 2007, the partners and associates of Goodmans LLP and Torys LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Units of RioCan. Dale H. Lastman, a partner of Goodmans LLP, is a member of the Board of Trustees of RioCan.

AUDITORS

RioCan's auditors for the fiscal year ended December 31, 2005 were Soberman LLP, Chartered Accountants, 2 St. Clair Avenue East, Toronto, Ontario M4T 2T5. Effective February 7, 2006 RioCan's auditors are Ernst & Young LLP, Chartered Accountants, 222 Bay Street, Toronto, Ontario M5K 1J7. Ernst & Young LLP is independent of RioCan in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITOR'S CONSENT

We have read the base shelf short form prospectus of RioCan Real Estate Investment Trust (the "**REIT**") dated May 19, 2006 and the prospectus supplement of the REIT dated January 22, 2007 relating to the issuance of units of the REIT. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus supplement of our report to the unitholders of the REIT on the consolidated balance sheets of the REIT as at December 31, 2005 and 2004, and the consolidated statements of earnings, unitholders' equity and cash flows for the years then ended. Our report is dated January 23, 2006.

Toronto, Canada
January 22, 2007

(Signed) SOBERMAN LLP
Chartered Accountants

UNDERWRITERS' CERTIFICATE

January 22, 2007

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.

(Signed) WILLIAM WONG

BMO NESBITT BURNS INC.	CIBC WORLD MARKETS INC.	SCOTIA CAPITAL INC.	TD SECURITIES INC.
BY: (SIGNED) STEPHEN TILLER	(SIGNED) ALLAN S. KIMBERLEY	(SIGNED) STEPHEN SENDER	(SIGNED) ANDREW G. PHILLIPS

NATIONAL BANK FINANCIAL INC.

(Signed) CRAIG J. SHANNON

GENUITY CAPITAL MARKETS

(Signed) ROBERT PENTELIUK

CANACCORD CAPITAL CORPORATION	DESJARDINS SECURITIES INC.
(SIGNED) RONALD A. RIMER	(SIGNED) JEFFREY F. OLIN

CERTIFICATE

January 22, 2007

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) EDWARD SONSHINE, Q.C.
President and Chief Executive Officer

(Signed) ROBERT WOLF
Vice President and Chief Financial Officer

On behalf of the Trustees

(Signed) DALE LASTMAN
Trustee

(Signed) PAUL GODFREY
Trustee

UNDERWRITING AGREEMENT

January 22, 2007

RioCan Real Estate Investment Trust
The Exchange Tower
Suite 700, 130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Mr. Edward Sonshine, Q.C.

Dear Sirs:

We understand that RioCan Real Estate Investment Trust (the "Trust") desires to issue and sell 6,000,000 units (the "Units") on and subject to the terms more particularly described below. We further understand that the Trust has filed a short form shelf prospectus (the "Shelf Prospectus") dated May 19, 2006 relating to the issuance of debt securities and units of the Trust and is prepared:

(i) to create, authorize and issue the Units; and

(ii) to prepare and file, without delay, a prospectus supplement (the "Prospectus Supplement") and all necessary related documents in order to qualify the Units for distribution in each of the Qualifying Provinces.

RBC Dominion Securities Inc. ("RBC DS"), BMO Nesbitt Burns Inc. ("BMO"), CIBC World Markets Inc. ("World Markets"), Scotia Capital Inc. ("Scotia Capital"), TD Securities Inc. ("TD Securities"), National Bank Financial Inc. ("National"), Genuity Capital Markets ("Genuity"), Canaccord Capital Corporation ("Canaccord") and Desjardins Securities Inc. ("Desjardins") (collectively, the "Underwriters") offer to purchase from the Trust, upon and subject to the terms and conditions contained herein, and, by its acceptance hereof, the Trust agrees to sell to the Underwriters, at the Closing Time, all, but not less than all, of the Units at a price of $25.25 per Unit for an aggregate purchase price of $151,500,000 (the "Purchase Price").

The Trust hereby grants to the Underwriters, for the purpose of covering any over-allotments made by the Underwriters in connection with the offering of the Units under the Supplemented Prospectus, an irrevocable option (the "Over-Allotment Option") for each Underwriter to purchase their respective percentage as set forth in subparagraph 12.1 hereof of 600,000 additional Units (the "Additional Units") of the Trust at a purchase price of $25.25 per Unit (the "Additional Purchase Price"). The Over-Allotment Option may be exercised in whole or in part up to 48 hours prior to the Closing Time upon delivery of a notice to the Trust by RBC DS, on behalf of the Underwriters, specifying the number of Units in respect of which the Over-Allotment Option is at such time being exercised. The Units issued upon exercise of the Over-Allotment Option shall be issued at the Closing Time and such Underwriter shall be obligated to purchase and the Trust shall be obligated to sell to such Underwriter, in accordance with and subject to the provisions hereof, that number of Units mentioned in any such notice upon its delivery by such Underwriter to the Trust.

In consideration of the Underwriters' agreement to purchase the Units which will result from the Trust's acceptance of this offer, and in consideration of the services to be rendered by the Underwriters in connection therewith, including assisting in preparing documentation relating to the Units, including the Prospectus, distributing the Units to the public directly and through other investment dealers and brokers and performing administrative work in connection with the distribution of the Units, the Trust agrees to pay to RBC DS, on behalf of the Underwriters, at the Closing Time, a fee equal to 4% of the purchase price per Unit (the "Underwriting Fee").

Terms and Conditions

1. **Definitions and Interpretation**

1.1 Whenever used in this Agreement:

"Additional Purchase Price" has the meaning ascribed thereto above;

"Additional Units" has the meaning ascribed thereto above;

"Agreement" means the agreement resulting from the acceptance by the Trust of the terms of this letter;

"AIF" means the renewal annual information form of the Trust dated March 27, 2006;

"Amendment" means, as applicable, any amendment to the Shelf Prospectus or the Supplemented Prospectus;

"Business Day" means a day which is not a Saturday, a Sunday or a statutory or legal holiday in Toronto;

"Closing Date" means February 1, 2007 or such other date as the Trust and the Underwriters may mutually agree upon in writing but, in any event, not later than February 8, 2007;

"Closing Time" means 8:15 a.m., Toronto time, on the Closing Date, or such other time on the Closing Date as the Trust and the Underwriters may mutually agree upon in writing;

"Declaration of Trust" means the amended and restated declaration of trust of the Trust, dated as of May 11, 2005;

"Documents Incorporated by Reference" means the AIF, the Trust's audited consolidated comparative financial statements and the notes thereto for the fiscal years ended December 31, 2005 and December 31, 2004, together with the auditors' report thereon and the management discussion and analysis relating thereto, the

unaudited comparative financial statements and the notes thereto for the nine month periods ended September 30, 2006 and September 30, 2005, including the management discussion and analysis relating thereto, the Management Information Circular, the material change report dated January 10, 2007 in connection with the termination of discussions with Ramco-Gershenson Properties Trust ("Ramco") relating to the formation of a U.S. joint venture (the "Ramco Joint Venture"), the material change report dated December 14, 2006 in connection with the announcement of the Ramco Joint Venture, and all material change reports of the Trust (other than confidential reports) filed with the securities commissions or other regulatory bodies on or after the date of the Supplemented Prospectus, and on or before the Closing Time;

"Existing Properties" means the properties now owned by the Trust and described in the Documents Incorporated by Reference;

"E&Y" means Ernst & Young LLP, Chartered Accountants;

"Financial Information" has the meaning ascribed thereto in paragraph 4.2;

"Hazardous Material" has the meaning ascribed thereto in paragraph 6.1.18;

"Indemnified Parties" has the meaning ascribed thereto in paragraph 8.1;

"Management Information Circular" means the management information circular dated March 20, 2006 regarding the Trust's annual meeting of unitholders of the Trust held on May 15, 2006, excluding the sections "Report on Executive Compensation" and "Unit Performance Graph";

"National Instrument 33-105" means National Instrument 33-105 – Underwriting Conflicts of the Canadian Securities Administrators;

"National Instrument 44-102" means National Instrument 44-102 – Shelf Distributions of the Canadian Securities Administrators;

"National Instrument 45-106" means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

"Person" means any individual, partnership, limited partnership, joint venture, sole proprietorship, company or corporation, trust, trustee, unincorporated organization, a government or an agency or political subdivision thereof;

"Prospectus Supplement" means the prospectus supplement of the Trust, which, together with the Shelf Prospectus, will qualify the distribution of the Units in each of the Qualifying Provinces (in both the English and French languages unless the

context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Purchase Price" has the meaning ascribed thereto above;

"Qualification Deadline" means 5:00 p.m. Toronto time on January 22, 2007 or such later date and time as the Trust and the Underwriters may mutually agree upon in writing;

"Qualifying Provinces" means all of the provinces of Canada;

"Securities Laws" means, collectively, and, as the context may require, the securities legislation, regulations and the policies of the securities regulatory bodies of the Qualifying Provinces, including, without limitation, National Instrument 44-102;

"SEDAR" means the System for Electronic Document Analysis and Retrieval, administered by The Canadian Depository for Securities Limited;

"SEDI" means the System for Electronic Disclosure by Insiders, administered by The Canadian Depository for Securities Limited;

"Selling Firm(s)" has the meaning ascribed thereto in paragraph 2.2;

"Shelf Prospectus" means the (final) base shelf prospectus of the Trust dated May 19, 2006 (in both the English and French languages unless the context indicates otherwise), including the Documents Incorporated by Reference (which are incorporated by reference therein);

"Soberman" means Soberman LLP, Chartered Accountants;

"Stock Exchange" means the Toronto Stock Exchange;

"Supplementary Material" means, collectively, all supplemental or additional or ancillary material, information, evidence, returns, reports, applications, statements or documents related to the Shelf Prospectus, the Prospectus Supplement or any Amendment;

"Supplemented Prospectus" means the Shelf Prospectus, as supplemented by the Prospectus Supplement;

"Transaction Documents" has the meaning ascribed thereto in paragraph 6.1.6;

"Trust" means RioCan Real Estate Investment Trust;

"Underwriters" means RBC DS, BMO Nesbitt Burns, World Markets, Scotia Capital, TD Securities, National, Genuity, Canaccord and Desjardins;

"Underwriters' Disclosure" means disclosure relating solely to the Underwriters and any other disclosure provided to the Trust by or on behalf of the Underwriters for inclusion in the applicable disclosure document;

"Underwriting Fee" has the meaning ascribed thereto above;

"United States Purchaser" means a person in the United States of America who agrees to purchase Units in accordance with Schedule A attached hereto;

"Unit Option Plan" has the meaning ascribed thereto in paragraph 15(ii); and

"Units" means units of the Trust to be issued by the Trust as contemplated by this Agreement, having the attributes corresponding in all material respects to the descriptions thereof in this Agreement and in the Supplemented Prospectus.

1.2 Whenever used in this Agreement, the terms "associate", "distribution", "misrepresentation", "material fact", "material change" and "senior officer" shall have the meanings given to such terms under applicable Securities Laws, and the terms "affiliate" and "subsidiary" shall have the meanings given to such terms in National Instrument 45-106.

1.3 Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

1.4 All references to monetary amounts in this Agreement are to the lawful money of Canada.

2. **Covenants of the Underwriters**

The Underwriters covenant with the Trust that:

2.1 the Trust is not a "related issuer" or "connected issuer" of any of them; and each Underwriter, any "related issuer" of such Underwriter or the directors, officers or partners of such Underwriter or of any "related issuer" of such Underwriter is not a person to which the Trust or any "related issuer" of the Trust, or with which the Trust or any "related issuer" of the Trust has any other relationship except that each Underwriter, other than Genuity and Canaccord, is the subsidiary of a Canadian chartered bank that is a lender to the Trust. For the purposes of this paragraph 2.1, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105;

2.2 they will offer the Units for sale to the public, directly and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, are referred to herein as the "Selling Firms"),

only as permitted by applicable Securities Laws, and, subject as hereinafter provided, as permitted by the laws of the United States of America, upon the terms and conditions set forth in the Supplemented Prospectus and in this Agreement; they shall ensure that each Selling Firm, prior to its appointment as such, has delivered to the Underwriters a representation to the effect that the Trust is not a "related issuer" of such Selling Firm, and that each Selling Firm, any "related issuer" of such Selling Firm and the directors, officers or partners of such Selling Firm and of any "related issuer" of such Selling Firm, is not a person to which the Trust or any "related issuer" of the Trust owes any indebtedness or with which the Trust or any "related issuer" of the Trust has any other relationship, unless the Underwriters and Trust have agreed that the Trust is not a "related issuer" or a "connected issuer" of such Selling Firm; for the purposes of the preceding sentence, "related issuer" and "connected issuer" have the meanings ascribed thereto in National Instrument 33-105; for the purposes of this paragraph 2.2, the Underwriters shall be entitled to assume that the Units are qualified for distribution in any province of Canada where (i) a receipt or similar document for the Shelf Prospectus shall have been obtained from the applicable securities regulatory authority following the filing of the Shelf Prospectus and (ii) the Prospectus Supplement has been filed.

Any offer of Units in the United States will be made in accordance with Schedule A attached hereto and the Underwriters' representations, warranties and covenants contained therein are hereby incorporated by reference herein and made a part hereof.

Any person in the United States who agrees to purchase Units in accordance with Schedule A attached hereto, will be provided by the Underwriters with a copy of the Supplemented Prospectus (including copies of all documents incorporated by reference therein), together with a United States placement memorandum (the "US Memorandum") and certain other material relating to the Trust forming part of the public record in Canada, in each case, in a form to be mutually agreed upon by the Trust and the Underwriters.

Notwithstanding the foregoing provisions of this paragraph 2.2, no Underwriter will be liable to the Trust with respect to a default by another Underwriter under this paragraph 2.2;

2.3 they will not make use of any "greensheet" in respect of the Units without the approval of the Trust;

2.4 the Underwriters will notify the Trust when, in their opinion, the distribution of the Units shall have ceased and provide a breakdown of the number of Units distributed in each Qualifying Province where such breakdown is required for the purpose of calculating fees payable to a securities commission or other securities

regulatory body; provided, however, that such breakdown shall be provided no later than 30 days following the date on which the distribution of the Units shall have ceased;

2.5 they will not make any representations or warranties with respect to the Trust or the Units other than as set forth in this Agreement or the Supplemented Prospectus or otherwise with the approval of the Trust; and

2.6 provided that they are satisfied, in their sole discretion, acting reasonably, that it is responsible to do so, they will execute and deliver to the Trust the certificate required to be executed by the Underwriters under applicable Securities Laws in connection with the Supplemented Prospectus and any Amendment.

3. **Covenants of the Trust**

The Trust covenants and agrees with the Underwriters that:

3.1 the Units will be duly and validly created, authorized and issued on the payment therefor and such Units will have attributes corresponding in all material respects to the descriptions thereof in this Agreement and the Supplemented Prospectus;

3.2 it has filed an English language Shelf Prospectus in each of the Qualifying Provinces and a French language Shelf Prospectus in the Provinces of Ontario, Quebec and New Brunswick, omitting such information as is permitted to be omitted for such documents pursuant to the Securities Laws, and has obtained a Mutual Reliance Review System ("MRRS") decision document for the Shelf Prospectus from and on behalf of the Ontario Securities Commission and the securities regulatory authority in each of the other Qualifying Provinces;

3.3 it shall fulfil to the satisfaction of the Underwriters all legal requirements to be fulfilled by it to enable the Units to be offered for sale and sold to the public by or through the Underwriters and other investment dealers and brokers who comply with all applicable Securities Laws in each of the Qualifying Provinces; the Trust will use its reasonable best efforts to fulfil all legal requirements to permit the distribution of the Units in each Qualifying Province as soon as possible but in any event not later than the Qualification Deadline; such fulfilment shall include, without limiting the generality of the foregoing, compliance with all applicable Securities Laws including, without limitation, compliance with all requirements with respect to the preparation and filing of the English language Prospectus Supplement in each of the Qualifying Provinces and a French language Prospectus Supplement in the Provinces of Ontario, Quebec and New Brunswick;

3.4 it shall allow and assist the Underwriters to participate fully in the preparation of the Prospectus Supplement and any Amendment and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may

reasonably require to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters responsibly to execute any certificate required to be executed by the Underwriters in such documentation; and

3.5 it will comply with section 57 of the *Securities Act* (Ontario) and with the other comparable provisions of the applicable Securities Laws in each of the Qualifying Provinces and during the period from the date hereof to the completion of distribution of the Units, will promptly inform the Underwriters in writing of the full particulars of any material change (for greater certainty, material in the context of all assets of the Trust considered together), actual, anticipated or threatened in the financial condition, assets, liabilities, business, affairs or operations of the Trust or of any change in any material fact contained or referred to in the Supplemented Prospectus or any Amendment or Supplementary Material thereto, and of the existence of any material fact which is, or may be, of such a nature as to cause the Supplemented Prospectus or any Amendment or Supplementary Material thereto, to contain a misrepresentation. The Trust shall, to the satisfaction of the Underwriters and their counsel, acting reasonably, promptly comply with all applicable filing and other requirements under Securities Laws as a result of such change. The Trust shall, in good faith, first discuss with the Underwriters any change in circumstances (actual or proposed within the Trust's knowledge) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this paragraph 3.5 and, in any event, prior to making any filing referred to in this paragraph 3.5. For greater certainty, it is understood and agreed that if the Underwriters determine, after consultation with the Trust, that a material change or change in a material fact has occurred which may result in a misrepresentation, the Trust will:

3.5.1 prepare and file promptly at the request of the Underwriters any Amendment which in their opinion, acting reasonably, may be necessary or advisable; and

3.5.2 contemporaneously with filing the Amendment under the applicable laws of the Qualifying Provinces, deliver to the Underwriters:

3.5.2.1 a copy of the Amendment, originally signed as required by the Securities Laws;

3.5.2.2 an originally signed copy of all documents relating to the proposed distribution of the Units and filed with the Amendment under the applicable Securities Laws; and

3.5.2.3 such other documents as the Underwriters shall reasonably require.

4. **Deliveries**

The Trust shall cause to be delivered to the Underwriters:

4.1 as soon as they are available, copies of the Supplemented Prospectus and any Amendment signed, where applicable, as required by Securities Laws;

4.2 at the time of the delivery to the Underwriters pursuant to this paragraph 4 of the Supplemented Prospectus or any Amendment, in each case in the French language,

4.2.1 an opinion of the Trust's local counsel in Quebec, dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that except for any financial statements, auditors reports, accounting data and other numerical data (collectively the "Financial Information") contained in such document, or incorporated by reference therein, the document in the French language is, in all material respects, a complete and accurate translation of the document in the English language; and

4.2.2 opinions of each of E&Y and Soberman (or other accountants acceptable to the Underwriters, acting reasonably), dated the date of such document, and acceptable in form and substance to the Underwriters' counsel, acting reasonably, that the Financial Information in such document, or incorporated by reference therein, in the French language is, in all material respects, a complete and proper translation of the Financial Information contained in such document, or incorporated by reference therein, in the English language;

4.3 at the Closing Time and at the time of the delivery to the Underwriters, pursuant to this paragraph 4, of the Supplemented Prospectus or any Amendment, comfort letters of each of E&Y and Soberman dated the Closing Date or the date of the Prospectus Supplement or Amendment, as the case may be, and addressed to the Underwriters and the board of trustees of the Trust, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of the Financial Information contained, or incorporated by reference in the Supplemented Prospectus or Amendment, as the case may be, and matters involving changes or developments since the respective dates of which the Financial Information is given to a date not more than two Business Days prior to the date of such letters, which letters shall be in addition to the auditors' report incorporated by reference in the Supplemented Prospectus or Amendment and the comfort letters, if any, of E&Y and Soberman addressed, in the case of the Shelf Prospectus and Supplemented Prospectus, to the securities regulatory authorities in the Qualifying Provinces; and

4.4 as soon as they are available, such numbers of copies of the Supplemented Prospectus and any Amendment for distribution to purchasers of the Units, as the Underwriters may reasonably require, without charge, in such cities in the Qualifying Provinces as the Underwriters may reasonably request.

5. **Representations and Warranties - Supplemented Prospectus**

5.1 The delivery to the Underwriters of the documents referred to in paragraphs 4.1 and 4.4 hereof shall constitute:

5.1.1 the representation and warranty of the Trust to the Underwriters that the Supplemented Prospectus and any Amendment at the time of its respective delivery fully complied with the requirements of the Securities Laws pursuant to which it was or is prepared, and, as applicable, filed and that all the information and statements contained therein (except information and statements relating solely to Underwriters' Disclosure) are at the respective dates of delivery thereof, true and correct, contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Trust and its subsidiaries, taken together, and the Units as required by applicable Securities Laws; and

5.1.2 the representation and warranty of the Trust to the Underwriters, that, except as has been publicly disclosed, since September 30, 2006, there has been no material adverse change, actual, contemplated or, to the best of the Trust's knowledge, threatened, in the business, affairs, operations, assets, liabilities, contingent or otherwise, capital or ownership of the Trust.

5.2 The Trust consents to the use by the Underwriters of such documents in connection with the distribution of the Units in the Qualifying Provinces in compliance with the provisions of this Agreement.

6. **Representations and Warranties - General**

6.1 The Trust represents and warrants to the Underwriters, and acknowledges that each of them is relying upon such representations and warranties, that:

6.1.1 the Trust is a trust validly existing under the laws of the Province of Ontario, has all requisite power and authority to carry on its business as now conducted and as presently proposed to be conducted and to own or lease and to operate its properties and assets and to carry out its obligations hereunder;

6.1.2 the Trust is a reporting issuer or the equivalent in good standing under the Securities Laws of each of the Qualifying Provinces;

6.1.3 the Trust has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, licences and permits and is licensed, registered or qualified and has all necessary licences and permits in all jurisdictions in which it carries on business to enable its business as now conducted to be carried on and as presently proposed to be conducted and to enable its assets to be owned or to be leased and to be operated, except where the failure to obtain such licences and permits would not have a material adverse effect on the Trust's ability to carry out any of the foregoing, and all such licences, registrations, qualifications and permits are valid and existing and in good standing except where any default, breach or failure to maintain such licences, registrations, qualifications and permits would not have a material adverse effect on the Trust, and none of them contains any term, provision, condition or limitation which has a material adverse effect on the operation of the business of the Trust as now conducted or proposed to be conducted;

6.1.4 the Trust has conducted and is conducting its business in compliance with the terms and provisions of the Declaration of Trust;

6.1.5 except as previously disclosed to the Underwriters, or as set forth in the Supplemented Prospectus and any Amendments, or where it would not have a material adverse effect on the Trust:

6.1.5.1 the Trust is the beneficial owner of its properties or its interests therein and any and all agreements pursuant to which the Trust holds any such interests in properties are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms;

6.1.5.2 the Trust is not in default of any of the provisions of any agreements described in section 6.1.5.1, which would affect its ability to maintain its beneficial ownership, its interest in such properties, or the operation of the business of the Trust as now conducted or proposed to be conducted in respect of such properties, nor has any such default been alleged and such properties are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate; and

6.1.5.3 all leases pursuant to which the Trust derives its interests in such properties are in good standing and there has been no material default under any such leases (except for minor and temporary arrears and other similar temporary defaults which

occur in the ordinary course of business) and all realty or other property taxes required to be paid with respect to such properties to the date hereof have been paid.

6.1.6 the Trust is not in default or in breach of, and the execution and delivery of this Agreement and all documents executed or delivered, or to be executed or delivered, pursuant hereto (collectively, the "Transaction Documents"), the performance and compliance with the terms of this Agreement and the other Transaction Documents, and the issue and sale of the Units will not result in any breach of, or be in conflict with or constitute a default under, any term or provision of the Declaration of Trust, any resolution of the trustees or unitholders of the Trust or any mortgage, note, indenture, contract, agreement, written or oral, instrument, lease or other document to which the Trust is a party or by which the Trust or any of its properties is bound or any judgment, decree, order, statute, rule or regulation applicable to the Trust, except in each case, any breach or default which is immaterial;

6.1.7 the Trust has all requisite power and authority: (i) to enter into this Agreement; (ii) to issue and deliver the Units in accordance with the provisions of this Agreement; and (iii) to carry out all the terms and provisions of this Agreement;

6.1.8 this Agreement and the other Transaction Documents have been or will be, as the case may be, duly authorized, executed and delivered by the Trust and constitute or will constitute, as the case may be, when so executed and delivered, legal, valid and binding obligations of the Trust, enforceable in accordance with their respective terms, except where enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and general principles of equity when equitable remedies are sought;

6.1.9 the Trust is authorized to issue an unlimited number of units, of which 199,862,062 are issued and outstanding as at the date hereof as fully-paid and non-assessable units;

6.1.10 the units of the Trust are listed on the Stock Exchange;

6.1.11 the Trust has no securities outstanding which are convertible into or exchangeable or exercisable for units and there are no outstanding options on or rights to subscribe for any of the unissued units except as disclosed in the Supplemented Prospectus, in any Amendment thereto, on SEDAR or on SEDI;

6.1.12 the publicly disclosed financial statements of the Trust have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with prior periods (except as disclosed in such financial statements) and present fairly the financial condition and position of the Trust as at their respective dates and such financial statements contain no misrepresentation;

6.1.13 since September 30, 2006:

6.1.13.1 except for the Trust's regularly scheduled monthly distributions in 2006, no distributions to holders of units have been declared or paid by the Trust and no capital expenditures or commitments therefor have been made by the Trust, except in the ordinary course of business,

6.1.13.2 the Trust has not incurred any obligation or liability, direct, contingent or otherwise, except in the ordinary course of business, and

6.1.13.3 no transactions of a nature material to the Trust have been entered into by the Trust,

except, in each case, as have or will be disclosed in the Supplemented Prospectus or any Amendment thereto;

6.1.14 other than as may be required under the Securities Laws and the rules and by-laws of the Stock Exchange, no consent, approval, authorization, order, registration or qualification of or with any court or governmental agency or body is required for the creation, authorization, issue and sale of the Units as contemplated by this Agreement;

6.1.15 there is no legal or governmental action, proceeding or investigation pending or, to the knowledge of the Trust, threatened, which would question the validity of the creation, issuance or sale of the Units or the validity of any action taken or to be taken by the Trust in connection with this Agreement;

6.1.16 on or before the Closing Time, all actions required to be taken by or on behalf of the Trust, including the passing of all requisite resolutions of its trustees shall have occurred so as to validly authorize the issue and sale of the Units;

6.1.17 all of the Trust's real properties and the buildings constructed thereon are insured against all loss from damage by hazards or risks normally insured against, with reasonable deductibles; all buildings constructed by the Trust

were constructed in accordance with building permits properly issued therefor, if required, and all of the Trust's buildings are in material compliance with all applicable building and zoning by-laws; and there are no material defects in such buildings; except as disclosed to the Underwriters, there are no outstanding work orders or deficiency notices relating to such buildings from or required by any police or fire department, sanitation, health authorities or from any other federal, provincial or municipal authority except where the failure to comply with such work orders or deficiency notices would not have a material adverse effect on the Trust and there is no material matter under discussion with any such departments or authorities relating to work orders; such buildings and all chattels required for the effective operation of such buildings are in good operating condition and are in a state of good repair and maintenance, except as previously disclosed to the Underwriters or where it would not have a material adverse effect on the Trust; and

6.1.18 except as previously disclosed to the Underwriters or where it would not have a material adverse effect on the Trust:

6.1.18.1 all of the Trust's real properties and the buildings constructed and operations thereon comply with all applicable federal, provincial and municipal environmental, health and safety statutes, regulations and permits;

6.1.18.2 none of such properties, buildings or operations is subject to any judicial or administrative proceeding alleging the violation of any federal, provincial or municipal environmental, health or safety statute or regulation or, to the best of the Trust's knowledge, is subject to any investigation, by or on behalf of the Trust, evaluating whether any remedial action is needed to respond to a release of any Hazardous Material into the environment;

6.1.18.3 neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, has filed any notice under any federal, provincial or municipal law indicating past or present treatment, storage or disposal of a Hazardous Material or reporting a spill or release of a Hazardous Material into the environment involving any of the Trust's real properties other than those which have been remedied;

6.1.18.4 none of the Trust's real properties has been used, during the time the Trust has owned such properties, as a waste storage site or to operate a waste management business;

6.1.18.5 the Trust has no contingent liability of which it has knowledge or reasonably should have knowledge in connection with any release of any Hazardous Material on or into the environment from any of the Trust's real properties or the buildings and operations thereon;

6.1.18.6 neither the Trust nor, to the best of the Trust's knowledge, any tenant in any property in which the Trust has a direct or indirect interest, generates, transports, treats, stores or disposes of any waste, subject waste, hazardous waste, deleterious substance, industrial waste (as defined in applicable federal, provincial or municipal legislation) on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health; and

6.1.18.7 to the knowledge of the Trust, no underground storage tanks or surface impoundments containing a petroleum product or Hazardous Material are located on any of the Trust's real properties in contravention of applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

For the purposes of this paragraph 6.1.18, "Hazardous Material" means any contaminant, pollutant, waste, subject waste, hazardous waste, deleterious substance, industrial waste, toxic matter or any other substance that when released into the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health and, without restricting the generality of the foregoing, includes any contaminant, pollutant, waste, subject waste, deleterious substance, industrial waste, toxic matter, hazardous waste or dangerous goods as defined by applicable federal, provincial or municipal laws or regulations enacted for the protection of the natural environment or human health.

7. Closing of the Offering

7.1 The closing of the purchase and sale of the Units provided for in this Agreement shall be completed at the offices of Goodmans LLP, 250 Yonge Street, Suite 2400, P.O. Box 24, Toronto, Ontario, M5B 2M6 at the Closing Time.

7.2 The following are conditions precedent to the obligations of the Underwriters under this Agreement, which conditions the Trust covenants to use its best efforts to fulfil within the times set out herein, and which conditions may be waived in writing in whole or in part by the Underwriters:

7.2.1 receipt by the Underwriters of the following documents:

7.2.1.1 favourable legal opinions, dated the Closing Date, from the Trust's counsel, Goodmans LLP, and from the Underwriters' counsel, Torys LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limiting the generality of the foregoing, the creation, authorization, issue and sale of the Units, the fulfilment of and compliance with the terms and conditions of this Agreement and the qualification of the Units as investments under the statutes listed in the Supplemented Prospectus, it being understood that such counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the Province of Ontario or Canada and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Trust's officers; and the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust or any of its affiliates;

7.2.1.2 an opinion of the Trust's local counsel in Quebec, dated the date of delivery and acceptable in form and substance to the Underwriters' counsel, as to compliance with the laws of the Province of Quebec relating to the use of the French language;

7.2.1.3 in the event that a United States Purchaser has agreed to purchase Units, a favourable legal opinion, dated as of the date on which the Closing Time occurs, from the special United States counsel, that no registration of the Units will be required under the United States Securities Act of 1933, as amended, in connection with the offering of the Units for sale in the United States, provided that the sale of Units in the United States is made in accordance with the terms as set out in Schedule A hereto;

7.2.1.4 a certificate or certificates, dated the date of delivery and signed by the chief executive officer and the chief financial officer of the Trust, or such other officers of the Trust as may be acceptable to the Underwriters, acting reasonably, certifying

that (i) the Trust has complied with all terms and conditions of this Agreement to be complied with by the Trust at or prior to the Closing Time; (ii) the representations and warranties of the Trust contained herein are true and correct as of the Closing Time; (iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Units has been issued and no proceedings for such purpose are pending or, to the best of the knowledge, information and belief of the persons signing such certificate, are contemplated or threatened; and (iv) to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, since September 30, 2006 there has been no material adverse change in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Trust, from that disclosed in the Supplemented Prospectus or any Amendment (as they existed at the time of filing), and certifying to such other matters of a factual nature as the Underwriters and the Underwriters' counsel may reasonably request;

7.2.1.5 comfort letters from each of E&Y and Soberman required to be delivered at the Closing Time pursuant to paragraph 4.3;

7.2.1.6 evidence satisfactory to the Underwriters that the Trust has obtained all necessary approvals for the listing of the Units on the Stock Exchange subject only to the filing of documents within the times established by the Stock Exchange;

7.2.1.7 evidence satisfactory to the Underwriters that the Trust has authorized and approved this Agreement, the creation, authorization and issuance of the Units and all matters relating thereto; and

7.2.1.8 one definitive certificate representing a document constituting the Units registered in the name of CDS & Co., or in such name or names as the Underwriters may direct, against payment to the Trust, or as the Trust may direct, of the Purchase Price and Additional Purchase Price, if and as applicable, by wire transfer payable in Toronto,

all in form and substance reasonably satisfactory to the Underwriters;

7.2.2 the Prospectus Supplement and any Amendments shall have been filed with the applicable securities regulatory authority in each of the Qualifying Provinces in accordance with Securities Laws;

7.2.3 the representations and warranties of the Trust contained herein being true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated hereby;

7.2.4 the Trust having complied with all covenants and satisfied all terms and conditions to be complied with and satisfied by it at or prior to the Closing Time; and

7.2.5 the Underwriters not having previously terminated their obligations pursuant to paragraph 10 of this Agreement.

7.3 It shall be a condition precedent to the Trust's obligations to issue the Units that:

7.3.1 the Underwriters shall have delivered or caused to be delivered to the Trust by wire transfer representing the Purchase Price, and Additional Purchase Price, if and as applicable, payable by the Underwriters for the Units, less an amount equal to the full amount of the Underwriting Fee;

7.3.2 the Underwriters shall have complied with the covenants and satisfied all terms and conditions to be complied with and satisfied by them at or prior to the Closing Time (which condition may be waived in writing, in whole or in part, by the Trust); and

7.3.3 no order shall have been made by any securities regulatory authority in any Qualifying Province which restricts in any manner the distribution of the Units.

7.4 The Trust shall make all necessary arrangements for the exchange of the definitive certificate representing or document constituting the Units delivered pursuant to paragraph 7.2.1.8 hereof, on the date of delivery, at the principal office in Toronto of the duly appointed registrar and transfer agent for the Units, or its agent, for definitive certificates representing or documents constituting the Units in such amounts and registered in such names as shall be designated in writing by any Selling Firm not less than 24 hours prior to the Closing Time. All such exchanges are to be made without cost to the Selling Firms, other than any applicable transfer taxes.

8. **Indemnity**

8.1 The Trust shall protect and indemnify the Underwriters and the Underwriters' directors, officers and employees (the "Indemnified Parties") from and against all losses (other than losses of profit in connection with the distribution of the Units), claims, costs, damages and liabilities caused by or arising directly or indirectly by reason of:

8.1.1 any information or statement (except any information or statement relating to Underwriters' Disclosure) contained in the Supplemented Prospectus or any Amendment or Supplementary Material, being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to Underwriters' Disclosure) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made; or

8.1.2 any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to Underwriters' Disclosure) in the Supplemented Prospectus or any Amendment or Supplementary Material (except any document or material delivered or filed by the Underwriters) preventing or restricting the trading in or the sale or distribution of the Units or any of them or any other securities of the Trust in any of the Qualifying Provinces.

8.2 If any claim contemplated by this paragraph 8 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this paragraph 8 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify the Trust as soon as possible of the nature of such claim (provided that any failure to so notify shall not, except to the extent of actual prejudice to the Trust therefrom, affect the Trust's liability under this paragraph 8) and the Trust shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party and no admission of liability shall be made by the Trust or the Indemnified Party without, in each case, the prior written consent of all the parties hereto, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Trust fails to assume the defence of such suit on behalf of the Indemnified Party within five Business Days of receiving notice of such suit; (ii) the employment of such counsel has been authorized by the Trust; or (iii) the named parties to any such suit include both the Indemnified Party and the Trust and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Trust (in each of which cases the Trust shall not have the right to assume the defence of such suit on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of the counsel for the Indemnified

Party). It is the intention of the Trust to constitute the Underwriters as trustees for the Underwriters' directors, officers and employees, of the covenants of the Trust under this paragraph 8 with respect to the Underwriters' directors, officers and employees and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

8.3 The Trust hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Trust by reason of or arising out of any misrepresentation contained in the Supplemented Prospectus or any Amendment or Supplementary Material (except information or statements relating to Underwriters' Disclosure).

8.4 If for any reason the indemnification provided for in paragraph 8.1 is unavailable, in whole or in part, to an Indemnified Party in respect of any losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to in paragraph 8.1, and subject to the restrictions and limitations referred to therein, the Trust shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Trust on the one hand and the Underwriters on the other hand from the sale of the Units; provided, however, that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the amount of the Underwriting Fee.

The relative benefits received by the Trust on the one hand and the Underwriters on the other hand shall be deemed to be in the proportion that the total proceeds received from the sale of the Units (net of the Underwriting Fee) is to the Underwriting Fee. The amount paid or payable by an Indemnified Party as a result of such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, costs or expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any such action, suit, proceeding or claim.

9. **Expenses**

Whether or not the transactions herein contemplated shall be completed, all expenses of the Trust related to, or incidental to, the authorization, issue, delivery and sale of the Units and of or incidental to all other matters in connection with the transactions herein set out shall be borne by the Trust; provided, however, that 50% of the fees and disbursements of the Underwriters' counsel and

50% of the Underwriters' reasonable "out-of-pocket" expenses shall be paid by the Underwriters and, provided further, that such fees and disbursements and the "out-of-pocket" expenses shall be reimbursed by the Trust to the Underwriters, to the extent they are reasonable, in the event that the closing of the purchase and sale of the Units provided for in this Agreement does not occur as a result of the failure of the Trust to comply with the terms of this Agreement.

10. **Termination**

10.1 In addition to any other remedies which may be available to the Underwriters, the Underwriters shall be entitled, at the Underwriters' option, to terminate and cancel, without any liability on the Underwriters' part, the Underwriter's obligations under this Agreement:

10.1.1 if, prior to the Closing Time, any inquiry, investigation or other proceeding is commenced or any order is issued under or pursuant to any statute of Canada or of any province of Canada, or otherwise, or there is any change of law, or the interpretation or administration thereof, which in the reasonable opinion of the Underwriters operates to prevent or restrict the trading in the Units or any other securities of the Trust or the distribution of the Units or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.2 if, prior to the Closing Time, there shall occur any change as is contemplated in paragraph 3.5 (other than a change related to the Underwriters), which in the reasonable opinion of the Underwriters could be expected to have a material adverse effect on the market price or value of the Units or any other securities of the Trust, by giving the Trust written notice to that effect not later than the Closing Time;

10.1.3 if, prior to the Closing Time, there should be announced, develop, occur or come into effect any occurrence of national or international consequence, or any action, law or regulation, inquiry, or other occurrence of any nature whatsoever which, in the reasonable opinion of the Underwriters, seriously affects, or may seriously affect, the financial markets or the business of the Trust, by giving the Trust written notice to that effect not later than the Closing Time; or

10.1.4 if, prior to the Closing Time, there shall have been, or have been announced by the appropriate governmental authorities, any change or any proposed change in the *Income Tax Act* (Canada) or other applicable legislation, the regulations thereunder, current administrative decisions or practices or court decisions or any other applicable rules which, in any such case, in the reasonable opinion of the Underwriters, might reasonably be expected to have a material adverse effect on the tax consequences

associated with the purchase, holding or resale of the Units or on any distribution that would be made by the Trust to the holders of such Units.

If the Underwriters terminate their obligations hereunder pursuant to this paragraph 10, the Trust's liability hereunder to the Underwriters shall be limited to the Trust's obligations under paragraphs 8 and 9 hereof.

11. Reliance on RBC DS

All steps or other actions which must or may be taken by the Underwriters in connection with this Agreement shall be taken by RBC DS, with the exception of the matters contemplated by paragraph 8 and paragraph 10, on the Underwriters' behalf and the execution of this offer by the Underwriters shall constitute the authority of the Trust for accepting notification of any such steps or other actions from RBC DS. RBC DS hereby agrees to use its reasonable best efforts to consult with each of the Underwriters prior to taking any step or other action pursuant to this paragraph 11.

12. Underwriters' Obligation to Purchase Units

12.1 The Underwriters' obligation to purchase the Units at the Closing Time shall be several and not joint, and the Underwriters' respective obligations in this respect shall be as to the following percentages of the aggregate amount of Units to be purchased at that time:

RBC DS	30.0%
BMO	13.0%
World Markets	13.0%
Scotia Capital	13.0%
TD Securities	13.0%
National	9.0%
Genuity	5.0%
Canaccord	2.0%
Desjardins	2.0%

12.2 If one or more of the Underwriters shall fail (other than for a reason sufficient to justify the cancellation or termination of this Agreement under section 10) to purchase on the Closing Date the Units agreed to be purchased on the Closing Date by such Underwriter or Underwriters, RBC DS may find one or more substitute underwriters to purchase such Units or make such other arrangements as it may deem advisable or one or more of the remaining Underwriters may agree to purchase such Units in such proportions as may be approved by it, in each case upon the terms set forth in this Agreement. If no such arrangements have been made by the close of business on the Business Day following such Closing Date, and if the number of Units to be purchased by the defaulting Underwriters on such Closing Date does not exceed 5% of the Units and Additional Units, if any, that

all the Underwriters are obligated to purchase on such Closing Date, then each of the non-defaulting Underwriters shall be obligated to purchase such Units and Additional Units, if any, on the terms herein set forth in proportion to their respective obligations hereunder.

12.3 If the number of Units and Additional Units, if any, to be purchased on such Closing Date by such defaulting Underwriter or Underwriters shall exceed 5% of the Units and Additional Units, if any, that all the Underwriters are obligated to purchase on such Closing Date, and none of the non-defaulting Underwriters shall make arrangements pursuant to this section 12 within the period stated for the purchase of the Units and Additional Units, if any, that the defaulting Underwriters agreed to purchase, and the Trust chooses to sell less than all of the Units and Additional Units, if any, the Underwriter or Underwriters which is or are able and willing to purchase their respective percentage of Units and Additional Units, if any, shall be relieved of all obligations to the Trust with respect to the balance of the Units and Additional Units, if any, hereunder in excess of their respective percentages; provided that if the Trust chooses to sell less than all of the Units and Additional Units, if any, no Underwriter shall be obligated to purchase more than the number of Units and Additional Units, if any, it would have purchased if all Underwriters had purchased their respective percentages of Units and Additional Units, if any. If the Trust does not so choose, then this Agreement shall terminate and the Underwriters that are able and willing to purchase their respective percentages of Units and Additional Units, if any, shall be relieved of all obligations to the Trust and the Trust shall be relieved of all obligations to the Underwriters, except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8 and 9.

12.4 A substitute underwriter hereunder shall become an Underwriter for all purposes of this Agreement.

12.5 Nothing in this section 12 or section 10 shall oblige the Trust to sell to the Underwriters less than all of the Units or shall relieve any defaulting Underwriter from liability in respect of its default hereunder to the Trust or to any non-defaulting Underwriter.

12.6 Nothing in this Agreement shall impose on any Underwriter liability to the Trust in respect of the default by another Underwriter of its obligations under this Agreement.

13. **Conditions**

All of the terms and conditions contained in this Agreement to be satisfied by the Trust prior to the Closing Time shall be construed as conditions, and any breach or failure by the Trust to comply with any of such terms and conditions shall entitle any Underwriters to terminate such Underwriters' obligations to purchase the Units by written notice to that effect given to the Trust

prior to the Closing Time. It is understood and agreed that any Underwriter may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such Underwriter's rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing. If an Underwriter elects to terminate such Underwriter's respective obligations to purchase the Units as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, the liability of the Trust hereunder shall be limited to the indemnity referred to in paragraph 8 hereof and the payment of expenses referred to in paragraph 9 hereof.

14. **Survival**

All warranties, representations, covenants and agreements of the Trust herein contained or contained in any other Transaction Documents shall survive the purchase by the Underwriters of the Units and shall continue in full force and effect for the period hereinafter described, regardless of any investigation which the Underwriters may carry out or which may be carried out on behalf of the Underwriters or otherwise and notwithstanding any subsequent disposition by the Underwriters of the Units. Such warranties, representations, covenants and agreements of the Trust shall survive for such maximum period of time as the Underwriters may be entitled to commence an action, or exercise a right of recession, with respect to a misrepresentation contained in the Supplemented Prospectus, or an Amendment or either of them, pursuant to applicable Securities Laws in any of the Qualifying Provinces.

15. **Concurrent Offerings**

The Trust shall not, without the prior written consent of the Underwriters, such consent not to be unreasonably withheld or delayed, create, issue, or sell any equity securities of, or any securities convertible into or exchangeable for equity securities of, the Trust, or enter into an agreement to do any of the foregoing, for the period up to and including the date which is 90 days following the Closing Date, other than:

(i) the Units;

(ii) to fulfil the Trust's obligations under options granted and outstanding as at the date hereof pursuant to the unit option plan dated July 1, 1995, as amended and restated (the "Unit Option Plan");

(iii) options hereafter granted pursuant to the Unit Option Plan as permitted by applicable securities regulatory authorities;

(iv) pursuant to the Trust's distribution reinvestment plan and unit purchase plan dated March 15, 1994;

(v) to fulfill the Trust's obligations under any securities outstanding on the date hereof which are convertible into, or exchangeable for, units of the Trust; and

(vi) as consideration or partial consideration for the acquisition of real property or assets from an arm's length vendor.

16. **Notice**

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by facsimile on a Business Day to the following addresses:

in the case of the Trust:

The Exchange Tower
Suite 700
130 King Street West
Toronto, Ontario
M5X 1E2

Attention: Edward Sonshine
Facsimile Number: (416) 866-3020

with a copy to:

Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario
M5B 2M6

Attention: Sheldon Freeman
Facsimile Number: (416) 979-1234

in the case of RBC DS:

4th Floor, North Tower
P.O. Box 50
Royal Bank Plaza
Toronto, Ontario
M5J 2W7

Attention: William Wong
Facsimile Number: (416) 842-8910

in the case of BMO:

1 First Canadian Place
5th Floor, PO Box 150

Toronto, Ontario
M5X 1H3

Attention: Stephen Tiller
Facsimile Number: (416) 359-4639

in the case of World Markets:

BCE Place, P.O. Box 500
161 Bay Street, 7th Floor
Toronto, Ontario
M5J 2S8

Attention: Allan S. Kimberley
Facsimile Number: (416) 956-6320

in the case of Scotia Capital:

40 King Street West
Scotia Plaza, 66th Floor
Toronto, Ontario
M5W 2X6

Attention: Stephen Sender
Facsimile Number: (416) 863-7117

in the case of TD Securities:

TD Tower
66 Wellington Street West
9th Floor
Toronto, Ontario
M5K 1A2

Attention: Andrew G. Phillips
Facsimile Number: (416) 982-2172

in the case of National:

1155 Metcalfe Street
5th Floor
Montreal, Quebec
H3B 4S9

Attention: Craig J. Shannon

Facsimile Number: (514) 390-7810

in the case of Genuity:

Suite 4900
40 King St. West
Toronto, Ontario
M5H 3Y2

Attention: Robert Penteliuk
Facsimile Number: (416) 687-5336

in the case of Canaccord:

P.O. Box 516
161 Bay St - Suite 3000
Toronto, Ontario
M5J 2S1

Attention: Ronald A. Rimer
Facsimile Number: (416) 869-6590

in the case of Desjardins:

145 King Street West
Suite 2750
Toronto, Ontario
M5H 1J8

Attention: Jeffrey F. Olin
Facsimile Number: (416) 861-9992

The Trust or any of the Underwriters may change its address for notice by notice given in the manner aforesaid. Any such notice or other communication shall be deemed to have been given on the day on which it was delivered or sent by facsimile if received during normal business hours; otherwise it shall be deemed to have been received by 9:00 a.m. on the next Business Day.

17. **Time of Essence**

Time shall be of the essence of this Agreement.

18. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder.

19. **Counterparts**

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and returning the same to RBC DS on behalf of the undersigned.

Yours very truly,

RBC DOMINION SECURITIES INC.

William Wong
William Wong
Managing Director

BMO NESBITT BURNS INC.

Stephen Tiller

CIBC WORLD MARKETS INC.

Allan S. Kimberley

SCOTIA CAPITAL INC.

Stephen Sender

TD SECURITIES INC.

Andrew G. Phillips

NATIONAL BANK FINANCIAL INC.

Craig J. Shannon

GENUITY CAPITAL MARKETS

Robert Penteliuk

CANACCORD CAPITAL CORPORATION

Ronald A. Rimer

DESJARDINS SECURITIES INC.

Jeffrey F. Olin

Accepted and agreed to as of January 22, 2007.

RIOCAN REAL ESTATE INVESTMENT TRUST

Edward Sonshine

Edward Sonshine, Q.C.
President and Chief Executive Officer

SCHEDULE A

UNITED STATES OFFERS AND SALES

As used in this Schedule A, the following terms shall have the meanings indicated:

"Directed Selling Efforts" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Units, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units;

"Foreign Issuer" means a foreign issuer as that term is defined in Regulation S;

"General Solicitation" and **"General Advertising"** mean "general solicitation" and "general advertising", respectively, as used in Rule 502(c) under the U.S. Securities Act, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

"Qualified Institutional Buyer" means a qualified institutional buyer as that term is defined in Rule 144A;

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act;

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act;

"Rule 144A" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Substantial U.S. Market Interest" means substantial U.S. market interest as that term is defined in Regulation S;

"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Person" means a U.S. person as that term is defined in Regulation S; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule A shall have the meanings assigned to them in the Underwriting Agreement to which this Schedule A is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter, separately and not jointly, acknowledges that the Units have not been and will not be registered under the U.S. Securities Act and may not be offered or sold to any person within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. Accordingly, each Underwriter, separately but not jointly, represents, warrants and covenants to the Trust that:

1. The Underwriter has not offered and sold, and will not offer and sell any Units except in an offshore transaction in accordance with Rule 903 of Regulation S or in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below. Accordingly, neither the Underwriter, its affiliates nor any persons acting on their behalf, has made or will make (except as permitted in paragraphs 3 through 8 below) (i) any offer to sell or any solicitation of an offer to buy, any Units to any person in the United States, (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Underwriter, affiliate or person acting on behalf of either reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States with respect to the Units.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each selling group member to agree, for the benefit of the Trust, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3. All offers and sales of the Units in the United States will be effected through the U.S. broker-dealer affiliate of the Underwriter, duly registered under the U.S. Exchange Act and applicable state securities laws, and will be effected in accordance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer.

4. Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made in accordance with Rule 144A only to persons it reasonably believes to be Qualified Institutional Buyers.

5. No form of General Solicitation or General Advertising has been or will be used, including advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States, and no offers and sales of the Units in the United States have been made in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. All purchasers of the Units in the United States shall be informed that the Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such

purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided with a U.S. placement memorandum (the "U.S. Memorandum") including the Supplemented Prospectus, and each purchaser will have received at or prior to the time of purchase of any Units the U.S. Memorandum including the Supplemented Prospectus. The U.S. Memorandum shall set forth the following:

"The Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold within the United States exclusively to persons reasonably believed by the underwriters to be Qualified Institutional Buyers (as defined in Rule 144A under the U.S. Securities Act). Each purchaser of Units is hereby notified that the offer and sale of Units to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder."

"Each U.S. purchaser will, by its purchase of such Units, be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(a) it is aware that the Units have not been and will not be registered under the U.S. Securities Act and that the offer and sale of Units to it are being made in reliance on Rule 144A;

(b) it is a Qualified Institutional Buyer and is acquiring the Units for its own account or for the account of a Qualified Institutional Buyer with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Units in violation of United States federal or state securities laws;

(c) it acknowledges that it has not purchased the Units as a result of any General Solicitation or General Advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(d) it understands that the Units are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act and that if it decides to offer, sell or otherwise transfer any of the Units, such Units may be offered, sold or otherwise transferred only, (i) to the Trust, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, or (iii) within the United States in accordance with (A) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of a Qualified Institutional Buyer to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A or (B) the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder, if available;

(e) it understands and acknowledges that upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, certificates representing the Units, and all

certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF RIOCAN REAL ESTATE INVESTMENT TRUST (THE "TRUST") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF THE SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM CIBC MELLON TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO CIBC MELLON TRUST COMPANY AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT"; and

provided, that, if Units are being sold under paragraph (d)(ii) above, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to CIBC Mellon Trust Company (or as the Trust may prescribe from time to time), to the following effect:

"The undersigned (a) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act") and (b) certifies that (1) it is not an affiliate (as defined in Rule 405 under the Securities Act) of RioCan Real Estate Investment Trust, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange or the TSX Venture Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalves has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted" (as such term is defined in Rule 144(a)(3) under the Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the Securities Act with fungible

unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meanings given to them by Regulation S"; and

provided further, that, if any such securities are being sold under paragraph (d)(iii)(B) above, the legend may be removed by delivery to the transfer agent and registrar and the Trust of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(f) it consents to the Trust making a notation on its records or giving instructions to any transfer agent of the Units in order to implement the restrictions on transfer set forth and described herein;

(g) it understands and acknowledges that the Trust is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Units in the United States;

(h) it acknowledges that it has received a copy of the U.S. Memorandum and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Units and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and that it considered necessary in connection with its decision to invest in the Units;

(i) it understands and acknowledges that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not, at the time the Units are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Trust not to be a foreign issuer;

(j) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust, the Underwriters and the U.S. Affiliates in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to purchase the Units; and

(k) it is authorized to consummate the purchase of the Units.

8. Any offer, sale or solicitation of an offer to buy Units that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, it, together with its U.S. affiliate selling Units in the United States, will provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Units in the United States.

Representations, Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. The Trust is a Foreign Issuer and reasonably believes there is no Substantial U.S. Market Interest in the Units.

2. For so long as the Units offered hereby are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act and if the Trust is not subject to Section 13 or 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust shall provide to holders of the Units and prospective purchasers of the Units designated by such holders, upon request of such holders, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of the Units to effect resales under Rule 144A).

3. Neither the Trust nor any of its affiliates, nor any person acting on their behalf has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Units, or has engaged or will engage in any General Solicitation or General Advertising in connection with the offer or sale of the Units in the United States.

4. The Units are not, and as of the Closing Time the Units will not be, and no securities of the same class as the Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act, (ii) quoted in an "automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

5. The Trust is not now and as a result of the sale of the Units contemplated hereby will not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended.

EXHIBIT A

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of the Units (the "Units") of RioCan Real Estate Investment Trust (the "Trust") pursuant to the Underwriting Agreement dated January 22, 2007 among the Trust, and the Underwriters named therein (the "Underwriting Agreement"), each of the undersigned does hereby certify as follows:

1. **[Name of U.S. Broker-Dealer Affiliate]** is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. on the date hereof;

2. each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian shelf prospectus dated May 19, 2006 and prospectus supplement dated January 22, 2007 and the documents incorporated by reference therein for the offering of the Units in the United States;

3. immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "U.S. Securities Act")) and, on the date hereof, we continue to believe that each U.S. person purchasing Units from us is a Qualified Institutional Buyer;

4. no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States; and

5. the offering of the Units in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this ____ day of ____________, 2007.

[UNDERWRITER]	**[U.S. BROKER-DEALER AFFILIATE]**
By: ______________________________	By: ______________________________
Name:	Name:
Title:	Title: